UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Diamond Foods Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

252603105

(CUSIP Number)

John Wahl
350 Indiana Street, Suite 750
Golden, CO  80401
303 262 0707

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252603105	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Computershare Trust Company, N.A., as escrow agent for the settlement fund in In re Diamond Foods, Inc. Securities Litigation, Case No. 11-cv -05386 – WHA, Northern District of California. IRS ID No. 90-1034208
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Organized under the laws of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,450,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,450,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2%
12.	TYPE OF REPORTING PERSON (see instructions) BK

CUSIP No. 252603105	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer Diamond Foods Inc.

(b)	Address of Issuer’s Principal Executive Offices 600 Montgomery Street, 13th Floor, San Francisco, CA 94111

Item 2.

(a)	Name of Person Filing
Computershare Trust Company, N.A., as escrow agent for the settlement fund in In re Diamond Foods, Inc. Securities Litigation, Case No. 11-cv -05386 – WHA, Northern District of California.

(b)	Address of the Principal Office or, if none, residence 250 Royall Street, Canton, MA 02021

(c)	Citizenship Organized under the laws of the United States

(d)	Title of Class of Securities Common Stock , par value $0.001 per share

(e)	CUSIP Number 252603105

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,450,000

(b)	Percent of class: 14.2%

(c)	Number of shares as to which the person has: 00,000

	(i)	Sole power to vote or to direct the vote 4,450,000.

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Pursuant to the Stipulation of Settlement in In Re Diamond Foods, Inc. Securities Litigation Case No. 11-cv -05386 – WHA, Northern District of California (the “Litigation”), which was first publicly announced on August 22, 2013, and approved by the Court on January 10, 2014, a Settlement Fund was established and Diamond Foods, Inc. deposited 4,450,000 shares into the Settlement Fund on February 21, 2014. Pursuant to the Stipulation of Settlement and the Court’s order approving the settlement, Computershare Trust Company, N.A., as the escrow agent, holds those shares for the benefit of, and until distribution of the Settlement Fund to, members of the class certified in the Litigation who submit claims with respect to the Settlement Fund. The Settlement Fund, including the shares held by the escrow agent, will be distributed to authorized claimants upon completion of the claims process and upon further order of the Court. Until such distribution, the escrow agent has sole voting power over the shares in the Settlement Fund, but must vote such shares in the same proportion as the votes cast by all other Diamond shareholders. Furthermore, the escrow agent may not sell shares except under certain limited circumstances set forth in the Stipulation of Settlement as directed by the parties to the Stipulation of Settlement.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

n/a

Item 8.  Identification and Classification of Members of the Group.

n/a

Item 9.  Notice of Dissolution of Group.

n/a

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 252603105	13G	Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/7/2014 Date

/s/ John Wahl Signature

Vice President & Trust Officer Name/Title